Exhibit 99.1

ING posts 3Q2023 net result of €1,982 million, driven by strong income in both Retail and Wholesale Banking Profit before tax increases significantly year - on - year to €2,866 million; CET1 ratio rises to 15.2% • Strong performance in both Retail and Wholesale Banking and 4 - quarter rolling RoE improves to 13.8% • Increase of 181,000 primary customers in the third quarter, with growth in almost all markets • Strong interest income combined with higher fee income • Operating expenses remain under control and risk costs are low, reflecting strong asset quality • Announcement of €2.5 billion share buyback programme as we continue to align our capital to our target level CEO statement “ING recorded another strong set of results in the third quarter of 2023, with net result more than doubling on the prior year", said Steven van Rijswijk, CEO of ING. “Notwithstanding the cooling economy and amid polarising geopolitical developments, which impacted business and consumer confidence, both our Retail and Wholesale Banking businesses posted strong results. Their interest income benefited from the positive rate environment and fee income also increased, especially in Retail Banking, driven by daily banking and investment products. “I’m proud that we gained another 181,000 primary customers to reach a total of 15.1 million. This growth occurred across almost all of our 10 retail markets, especially in Germany, Australia and Türkiye, further supporting our future value creation. Customers value our services, as shown in our net promoter scores, where we maintained our number one position in five of our 10 Retail Banking markets. A superior customer experience is a pillar of our ‘making the difference’ strategy. An example is digital onboarding. In many markets we now onboard most of our new retail customers fully digitally: 75% in the Netherlands, 72% in Australia and 63% in Germany – percentages that are all growing. “The cycle of recent central bank rate hikes, which helped the recovery of our profitability after a prolonged period of negative rates, appears to have paused. We are conscious of the public discussions on saving rates and, depending on developments in the competitive landscape, our liability margins may reduce somewhat from current levels. Overall income will be supported by our strong and diversified businesses, especially when loan demand recovers. “Wholesale Banking showed solid income growth as continued rates increases resulted in improved margins for Payments & Cash Management, and Financial Markets benefited from strong trading results. We focused on further optimising our capital usage and margins while decreasing risk weights, prioritising own origination of high - quality loans. “Expenses remained under control with year - on - year cost growth (excluding incidentals) below 5%. Risk costs were again low – a testament to the quality of our loan book and our prudent credit risk management. We remain vigilant, given global economic growth is slowing down. “In October, we published our Climate Report, setting out our progress on the path to net zero, including how we engage with clients. We also explain our work to assess climate risks and how we take action to mitigate them. One of the key challenges we face is balancing the world’s need for urgent action with helping drive economic progress and supporting the transition. We are proud of how we are using our financing to help our clients in this, but we can’t do it alone. Next to detailed transition plans for the nine most carbon - intensive sectors in our loan portfolio, the report includes specific calls to action on governments and regulators to guide the transition more firmly. “We continue to take steps to converge our capital ratios to our target level of around 12 . 5% , today announcing another share buyback programme . We do this from a position of strength, convinced that operating at the right level of capital is in the best interest of all stakeholders and allows us to support the economy and our more than 38 million customers in over 40 countries . “These are uncertain times and it is hard to predict the impact of geopolitical conflicts . However, I’m confident that we are well positioned to withstand adverse challenges and continue to make a difference . I would like to thank everyone who contributed to our performance during the third quarter . ” Press release ING Corporate Communications Amsterdam, 2 November 2023 Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 2 November 2023 at 9:00 am CET +31 20 708 5074 (NL), PIN code: 8734585# +44 330 551 0202 (UK), PIN code: 8734585# (Registration required via invitation) Live audio webcast at www.ing.com Media call 2 November 2023 at 11:00 am CET +31 20 708 5073 (NL) +44 330 551 0200 (UK) (Quote ING Media Call 3Q2023 when prompted by the operator) Live audio webcast at www.ing.com

Business Highlights

Primary customers	Net result	CET1 ratio
15.1 mln	**€1,982 mln**	**15.2%**
+181,000 in 3Q2023	+103% vs 3Q2022	+0.3% vs 2Q2023
Mobile-only customers	**Fee income**	**Return on equity (4-qtr rolling avg)**
62%	**€909 mln**	**13.8%**
of total active customers vs 57% in 3Q2022	+4% vs 3Q2022	+7.0% vs 3Q2022

Customer experience

NPS score:
Ranked #1 in 5 of 10 Retail markets

Primary customers:
+181,000 in 3Q2023

Offering a customer experience that is personal, easy, relevant and instant is one of our strategic priorities. In this quarter, our primary customer base grew by 181,000 to 15.1 million. This, along with our leading NPS rankings, shows that customers appreciate our products and services.

ING constantly invests in online security and the fight against fraud. Customers in Belgium, for example, can now directly report potentially fraudulent transactions or concerns they might have, via app and web. Belgium is the first country to implement this within ING. ING in Türkiye revised its fraud detection framework to improve effectiveness, resulting in early improved detection.

An important part of keeping ING safe and secure is knowing our customers. During onboarding, prospective customers need to provide ING with a lot of information, including the source of their funds and assets. We endeavour to make this process as seamless as possible. In Poland, a new feature in the mobile app – the KYC tracker – allows retail customers to easily track the status of their onboarding and directly address any requirements.

Italy is one of the first ING Wholesale Banking (WB) countries providing clients uniform and harmonised monthly statements about banking fees charged to their account. All the countries in ING's WB network are being migrated to the global billing platform that enables this new service.

Sustainability

Volume mobilised:
€73.9 bln in 9M2023
vs €64.5 bln in 9M2022

Sustainability deals supported by ING:
507 in 9M2023
vs 306 in 9M2022

We aim to put sustainability at the heart of what we do. Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not. In our Climate Report, we share our progress on the path to net zero, including how we engage with clients. We're developing an online tool to collect and assess the transition plans and sustainability performance of (eventually) our largest WB clients. This will enhance our climate-related decision-making processes and improve how we engage with existing and prospective clients. We're also expanding our Terra approach to include additional carbon-intensive sectors and more parts of existing sectors. For example, we now cover our global commercial real estate portfolio. We cover the mid and downstream part of the oil & gas value chain and are working to expand into trade & commodity finance. We're also working to expand Terra to cover the aluminium portfolio and part of Business Banking.

It's our aim to have sustainable alternatives for our main Retail products in all markets by 2025. Our sustainability propositions within our mortgages offering, include loans to stimulate home renovations and a sustainability discount for energy-efficient homes. Our market share of mortgage production for A-label (or higher) homes in the Netherlands has increased from 13.5% in the third quarter of 2022 to 18.7% in the third quarter of this year. In Romania we successfully added new purposes to our sustainable personal loans, like solar panels.

ING in Germany added sustainability filters for investments in its app, showing customers sustainability data for shares and investment funds available. Customers can use these filters to help identify investments that fit their sustainability preferences. They are already among the top four most-used filters in the app.

We continued to invest in renewable energy. An example is our leading role in the financing of the first offshore wind farm in Poland, consisting of 76 wind turbines, which will, once completed, supply clean energy to over 1.5 million households. We also acted as green loan structuring agent for Swift Current's Double Black Diamond Solar Project in Illinois, which is expected to reduce regional CO_2 emissions by an estimated one million tons per year. This is expected to be the second largest solar project in the US.

ING Press Release 3Q2023 2

Consolidated Results

Consolidated results	3Q2023	3Q2022	Change	2Q2023	Change	9M2023	9M2022	Change
Profit or loss (in € million)								
Net interest income - excl. net TLTRO impact	4,028	3,261	23.5%	4,061	-0.8%	12,101	9,983	21.2%
Net interest income - net TLTRO impact[1]	0	71	-100.0%	0		0	229	-100.0%
Net fee and commission income	909	876	3.8%	912	-0.3%	2,716	2,698	0.7%
Investment income	103	111	-7.2%	1	>500%	119	171	-30.4%
Other income	802	93	762.4%	785	2.2%	2,231	612	264.5%
Total income	**5,842**	**4,412**	**32.4%**	**5,759**	**1.4%**	**17,167**	**13,694**	**25.4%**
Expenses excl. regulatory costs	2,684	2,533	6.0%	2,534	5.9%	7,764	7,353	5.6%
Regulatory costs[2]	109	96	13.5%	91	19.8%	725	958	-24.3%
Operating expenses	**2,793**	**2,629**	**6.2%**	**2,626**	**6.4%**	**8,489**	**8,311**	**2.1%**
Gross result	**3,049**	**1,783**	**71.0%**	**3,133**	**-2.7%**	**8,678**	**5,382**	**61.2%**
Addition to loan loss provisions	183	403	-54.6%	98	86.7%	434	1,592	-72.7%
Result before tax	**2,866**	**1,380**	**107.7%**	**3,035**	**-5.6%**	**8,245**	**3,791**	**117.5%**
Taxation	817	427	91.3%	818	-0.1%	2,350	1,151	104.2%
Non-controlling interests	67	-26		62	8.1%	167	54	209.3%
Net result	**1,982**	**979**	**102.5%**	**2,155**	**-8.0%**	**5,728**	**2,586**	**121.5%**
Profitability and efficiency								
Interest margin	1.57%	1.28%		1.56%		1.57%	1.34%	
Cost/income ratio	47.8%	59.6%		45.6%		49.4%	60.7%	
Risk costs in bps of average customer lending	11	25		6		9	33	
Return on equity based on IFRS-EU equity[3]	16.0%	7.7%		17.5%		15.5%	6.7%	
ING Group common equity Tier 1 ratio	15.2%	14.7%		14.9%		15.2%	14.7%	
Risk-weighted assets (end of period, in € billion)	320.8	338.6	-5.2%	322.9	-0.7%	320.8	338.6	-5.2%
Customer balances (in € billion)								
Customer lending	637.3	649.7	-1.9%	643.2	-0.9%	637.3	649.7	-1.9%
Customer deposits	664.0	664.3	-0.1%	678.0	-2.1%	664.0	664.3	-0.1%
Net core lending growth (in € billion)[4]	-2.4	4.7		2.8		1.3	15.1	
Net core deposits growth (in € billion)[4]	-7.0	10.5		17.2		11.5	17.9	

[1] Net TLTRO impact includes both the spread between the funding rate of our TLTRO III participation and the prevailing ECB deposit facility rate, as well as the hedge results on our TLTRO-related derivative position as of 3Q2022.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[3] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

Consolidated profit or loss account per Business Line	Retail Banking			Wholesale Banking			Corporate Line		
	3Q2023	3Q2022	2Q2023	3Q2023	3Q2022	2Q2023	3Q2023	3Q2022	2Q2023
Profit or loss									
Net interest income - excl. net TLTRO impact	2,936	1,978	2,911	989	1,099	1,017	103	184	134
Net interest income - net TLTRO impact	0	80	0	0	25	0	0	-35	0
Net fee and commission income	608	583	569	294	295	346	7	-1	-3
Investment income	7	1	1	-2	-1	-2	98	111	2
Other income	346	18	285	544	138	485	-88	-63	14
Total income	**3,897**	**2,661**	**3,766**	**1,825**	**1,556**	**1,846**	**120**	**195**	**147**
Expenses excl. regulatory costs	1,739	1,693	1,660	759	708	759	186	133	115
Regulatory costs	94	85	81	14	10	11	1	1	-1
Operating expenses	**1,833**	**1,778**	**1,741**	**773**	**718**	**770**	**187**	**133**	**114**
Gross result	**2,064**	**883**	**2,025**	**1,052**	**838**	**1,076**	**-67**	**62**	**32**
Addition to loan loss provisions	166	274	113	15	128	-15	3	1	0
Result before tax	**1,898**	**609**	**1,911**	**1,037**	**710**	**1,091**	**-70**	**62**	**32**
Profitability and efficiency									
Net core lending growth (in € billion)	0.5	0.9	3.3	-2.8	3.8	-0.6			
Net core deposits growth (in € billion)	-4.7	6.8	18.9	-2.4	3.6	-1.7			
Cost/income ratio	47.0%	66.8%	46.2%	42.4%	46.1%	41.7%			
Risk costs in bps of average customer lending	15	24	10	3	27	-3			
Return on equity based on 12.5% CET1[1]	27.8%	8.8%	29.1%	16.7%	10.1%	18.1%			
Risk-weighted assets (end of period, in € billion)	155.4	157.5	157.2	150.2	166.3	149.9	15.2	14.7	15.7

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

ING Press Release 3Q2023 3

Consolidated Results

Total income

Total income in 3Q2023 was again very strong at €5,842 million, an increase of 32.4% year-on-year and slightly above the prior quarter. This was mainly driven by Retail Banking, reflecting the current interest rate environment, coupled with the continued strong performance of Wholesale Banking.

Year-on-year, net interest income was strongly supported by a sharp recovery of interest margins on liabilities. This was reflected in higher income in Retail Banking, as well as from the cash management activities in Wholesale Banking. Net interest income from mortgages, after adjusting for the €-343 million impact from the Polish moratorium in 3Q2022, also increased. In Financial Markets, rising interest rates led to higher funding costs, resulting in a reduction in net interest income, while other income (related to the opposite position) rose significantly. Treasury continued to benefit from favourable market opportunities through money market and FX transactions. In the third quarter of 2023 these activities had a €-249 million impact on net interest income (versus €-225 million in 2Q2023 and €-102 million in 3Q2022), which was again more than offset in other income (€+273 million).

Sequentially, net interest income in Retail Banking continued to increase, albeit at a slower pace because margins on liabilities stabilised after an acceleration of core savings rate increases in several of our markets. Net interest income from mortgages declined slightly as asset repricing continued to trail market interest rate increases in some of our geographies. Net interest income from other retail lending rose modestly. Wholesale Banking recorded a slight decline in net interest income (primarily due to Treasury), while interest income from lending increased.

Net interest income (in € million) and net interest margin (in %)


5,000
4,000
3,000
2,000
1,000
0
-1,000
1.7
1.6
1.5
1.4
1.3
1.2
1.1
71
1.39%
1.28%
3,604
-343
1.48%
1.36%
3,860
-315
1.59%
1.59%
4,012
1.56%
1.56%
4,061
1.57%
1.57%
4,028
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023
Net interest income excl. Polish mortgage moratorium and TLTRO (lhs)
Net interest income Polish mortgage moratorium (lhs)
Net interest income TLTRO (lhs)
Net interest margin (rhs)
Net interest margin excl. Polish mortgage moratorium and TLTRO (rhs)

The net interest margin was 1.57% in 3Q2023, an improvement of 1 basis point compared with 2Q2023. Year-on-year, when excluding the impacts of the Polish mortgage moratorium and TLTRO in the prior year, the net interest margin increased by 18 basis points.

In Retail Banking, net core lending growth – which excludes FX impacts and movements in Treasury lending as well as in the run-off portfolios – was €0.5 billion. This was driven by €2.2 billion of growth in residential mortgages, primarily in the Netherlands, Belgium and Germany. Other retail lending declined by €1.8 billion. In Wholesale Banking, core lending declined by €2.8 billion, reflecting subdued demand and our focus on further optimising our capital usage.

After an exceptional increase in deposits in the previous quarter (particularly in Germany), net core deposits growth – which excludes FX impacts and movements in Treasury deposits – was €-7.0 billion in 3Q2023, of which €-4.7 billion was in Retail Banking and €-2.4 billion in Wholesale Banking. In Retail Banking, this was mainly due to a shift from deposits to assets under management and seasonal impact (as customers spend more during the summer holiday period). In Belgium, outflows were also attributable to customers buying retail bonds issued by the Belgian government in September. In the non-eurozone countries where ING operates, deposits continued to increase, particularly in Poland and Australia.

Total net fee and commission income rose 3.8% year-on-year, mainly driven by growth in Retail Banking. Fees from investment products increased, particularly in Belgium, due to a net inflow in assets under management. Daily banking fees in Retail Banking also increased, reflecting higher fees for payment packages and new service fees. In Wholesale Banking, higher fees in Lending were offset by a decline in fees from daily banking; this was partly due to lower volumes.

Compared with 2Q2023, total fee income was almost stable. Strong growth was recorded in Retail Banking, particularly in daily banking, which included seasonally higher travel-related fee income and lower commissions paid to independent agents in Belgium. Fee income for Wholesale Banking declined sequentially, mainly due to subdued demand in Lending and seasonally lower deal flow in Global Capital Markets and Corporate Finance.

Investment income in 3Q2023 mainly consisted of a €98 million annual dividend from our stake in the Bank of Beijing compared with a dividend of €111 million a year ago.

Other income increased significantly compared with 3Q2022, which had included a hedge accounting impact of €-288 million and €100 million income from the transfer of our investment business in France to Boursorama. Excluding these two exceptional items, the growth in other income was mainly driven by Treasury (partly offset in net interest income) and higher trading results in Financial Markets. Sequentially, other income increased slightly as higher other income from Treasury more than compensated a larger IAS 29 impact (reflecting a higher inflation in Türkiye).

Operating expenses

Total operating expenses were €2,793 million, including €109 million of regulatory costs and €122 million of incidental cost items.

Expenses excluding regulatory costs and incidental items were €2,562 million and rose 4.7% year-on-year. This was primarily attributable to the impact of high inflation on staff expenses, reflected in CLA increases and indexation, and a small increase in FTEs. These factors were partly offset by savings from exiting the French and Philippine retail markets, as well as by positive FX impacts.

ING Press Release 3Q2023 4

Consolidated Results

Operating expenses (in € million)


3,500
3,000
2,500
2,000
1,500
85
96
2,448
82
291
2,515
4
525
2,541
6
91
2,528
122
109
2,562
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Quarter-on-quarter, expenses excluding regulatory costs and incidental items increased 1.3%. This was mainly due to higher staff and IT expenses.

Regulatory costs were €109 million and rose year-on-year, mainly because 3Q2022 had included a lower contribution to the deposit guarantee scheme in Germany.

Incidental expense items in 3Q2023 amounted to €122 million, reflecting €46 million of restructuring and related costs for Retail Belgium, €26 million of hyperinflation accounting impacts on expenses in Türkiye (due to the accounting requirements of IAS 29) and €51 million that we have provisioned in Corporate Line. This compares with €85 million of incidental items in 3Q2022 and €6 million in 2Q2023.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €183 million. This is equivalent to 11 basis points of average customer lending and well below the through-the-cycle average.

Stage 3 risk costs were €238 million. This reflected Stage 3 individual risk costs for a number of smaller individual clients in Wholesale Banking and collective Stage 3 risk costs in the consumer lending and business lending portfolio of Retail Banking (spread across various locations).

Total Stage 1 and 2 risk costs (including modifications) were €-54 million. This included a €60 million net release of Stage 2 provisions for our Russia-related portfolio (mainly due to a further reduction of our exposure), a net reduction in management overlays and the impact of a number of smaller individual clients moving to Stage 3.

Addition to loan loss provisions (in € million)


750
500
250
0
-250
403
269
152
98
183
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023
Stage 1 & 2 (including modifications)
Stage 3

Risk costs for Retail Banking were €166 million, mainly reflecting net additions in Belgium, Germany and Poland. Wholesale Banking recorded €15 million of risk costs, which included a €44 million release for our Russia-related portfolio (consisting of a €60 million release in Stage 2 and a €16 million addition in Stage 3). The Corporate Line recorded €3 million of risk costs, reflecting hyperinflation accounting impacts on risk costs in Türkiye (due to the accounting requirements of IAS 29).

Net result

ING's net result in 3Q2023 was €1,982 million compared with €979 million in 3Q2022 and €2,155 million in the prior quarter. The effective tax rate in 3Q2023 was 28.5% compared with 30.9% in 3Q2022 and 26.9% in 2Q2023 (the latter quarter included a tax refund in Spain and lower non-deductible expenses in Türkiye and the Netherlands).

In 3Q2023, ING's return on average IFRS-EU equity was 16.0%. On a four-quarter rolling basis, the return on equity further increased to 13.8% from 11.7% in the previous four-quarter rolling period, reflecting continued strong performance.

Return on equity ING Group (in %)


20
15
10
5
0
7.7
6.8
8.8
7.2
13.0
9.7
17.5
11.7
16.0
13.8
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounted to €1,709 million at the end of 3Q2023. This reflects 50% of the resilient net profit in the first nine months of 2023, which has been reserved for distribution in line with our policy, minus the 2023 interim dividend that was paid in August.

Resilient net profit is defined as net profit adjusted for significant items that are not linked to the normal course of business. In line with this definition, and consistent with previous quarters, the impact of hyperinflation accounting has been excluded. Therefore, resilient net profit was €121 million higher than net profit in 3Q2023.

ING Press Release 3Q2023 5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 Sep. 2023	30 June 2023	31 Dec. 2022		30 Sep. 2023	30 June 2023	31 Dec. 2022
Assets				**Liabilities**			
Cash and balances with central banks	116,725	113,636	87,614	Deposits from banks	26,387	31,156	56,632
Loans and advances to banks	24,705	32,905	35,104	Customer deposits	664,002	677,959	640,770
Financial assets at fair value through profit or loss	148,002	141,983	113,766	- savings accounts	349,095	352,995	321,005
- trading assets	68,150	62,827	56,870	- credit balances on customer accounts	248,249	261,085	283,417
- non-trading derivatives	2,865	2,935	3,893	- other	66,658	63,879	36,348
- designated as at fair value through profit or loss	6,026	6,005	6,159	Financial liabilities at fair value through profit or loss	121,634	116,281	93,019
- mandatorily at fair value through profit or loss	70,962	70,216	46,844	- trading liabilities	47,816	40,075	39,088
Financial assets at fair value through OCI	38,802	37,391	31,625	- non-trading derivatives	2,725	2,340	3,048
- equity securities fair value through OCI	1,916	1,888	1,887	- designated as at fair value through profit or loss	71,093	73,866	50,883
- debt securities fair value through OCI	36,082	34,776	29,095	Other liabilities	15,092	16,432	15,280
- loans and advances fair value through OCI	804	727	643	Debt securities in issue	126,706	120,129	95,918
Securities at amortised cost	46,779	48,212	48,160	Subordinated loans	15,274	15,761	15,786
Loans and advances to customers	631,566	637,582	635,506	**Total liabilities**	**969,094**	**977,718**	**917,405**
- customer lending	637,289	643,245	641,490				
- provision for loan losses	-5,723	-5,663	-5,984				
Investments in associates and joint ventures	1,514	1,485	1,500	**Equity**			
Property and equipment	2,363	2,425	2,446	Shareholders' equity	51,716	50,742	49,909
Intangible assets	1,152	1,120	1,102	Non-controlling interests	816	721	504
Other assets	9,996	12,440	10,994	**Total equity**	**52,533**	**51,463**	**50,413**
Assets held for sale	23						
Total assets	**1,021,627**	**1,029,181**	**967,817**	**Total liabilities and equity**	**1,021,627**	**1,029,181**	**967,817**

Balance sheet

In 3Q2023, ING's balance sheet decreased by €7.6 billion to €1,021.6 billion, including €1.4 billion of positive currency impacts (mainly due to the appreciation of the US dollar relative to the euro). The decrease on the asset side of the balance sheet was mainly visible in loans and advances to banks and in customer lending. Loans and advances to banks declined by €8.2 billion, largely because of less reverse repo business. Customer lending decreased by €6.0 billion, mainly due to movements in Treasury lending, subdued loan demand in Wholesale Banking and our focus on further optimising our capital usage. Other assets declined by €2.4 billion, reflecting lower financial assets pending settlement. Financial assets at fair value through profit or loss rose by €6.0 billion due to higher trading assets, while financial assets at fair value through OCI increased by €1.4 billion due to higher investments in bonds. Cash and balances with central banks increased by €3.1 billion. Assets held for sale relate to a legacy portfolio in Germany.

On the liability side of the balance sheet, the main decrease was €14.0 billion in customer deposits. This was largely caused by movements in Treasury and Retail deposits. In Retail Banking this was mainly due to a shift from deposits to assets under management, seasonality (as customers spend more during the summer holiday period) and customers buying retail bonds issued by the Belgian government, partly compensated by an inflow in non-eurozone countries. Furthermore, deposits from banks decreased by €4.8 billion due to reduced funding needs for Treasury. These movements were partly offset by an increase of €6.6 billion in debt securities in issue, of which €4.7 billion was in CD/CP and €1.9 billion in other debt securities in issue. Financial liabilities at fair value through profit or loss rose by €5.4 billion due to higher trading liabilities, roughly mirroring the movement on the assets side.

Shareholders' equity

Shareholders' equity increased by €975 million, supported by the €1,982 million net result recorded in 3Q2023. This was partly offset by the payment of the €1,260 million interim dividend in August.

Shareholders' equity per share increased to €14.77 on 30 September 2023 from €14.07 on 30 June 2023.

Change in shareholders' equity		
in € million	3Q2023	9M2023
Shareholders' equity beginning of period	**50,742**	**49,909**
Net result for the period	1,982	5,728
(Un)realised gains/losses fair value through OCI	-81	33
(Un)realised other revaluations	-1	7
Change in cashflow hedge reserve	224	386
Change in liability credit reserve	-43	-8
Defined benefit remeasurement	-15	-58
Exchange rate differences	162	-45
Change in treasury shares (incl. share buyback)	-3	-1,504
Change in employee stock options and share plans	8	-13
Dividend	-1,260	-2,668
Other changes	2	-51
Total changes	**975**	**1,808**
Shareholders' equity end of period	**51,716**	**51,716**

ING Press Release 3Q2023 6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Sep. 2023	30 June 2023
Shareholders' equity (parent)	51,716	50,742
Reserved profits not included in CET1 capital	-1,709	-1,917
Other regulatory adjustments	-1,123	-700
Available common equity Tier 1 capital	**48,885**	**48,125**
Additional Tier 1 securities	7,280	7,096
Regulatory adjustments additional Tier 1	54	56
Available Tier 1 capital	**56,218**	**55,277**
Supplementary capital - Tier 2 bonds	9,123	9,157
Regulatory adjustments Tier 2	41	27
Available Total capital	**65,383**	**64,461**
Risk-weighted assets	320,797	322,926
Common equity Tier 1 ratio	**15.2%**	**14.9%**
Tier 1 ratio	17.5%	17.1%
Total capital ratio	20.4%	20.0%
Leverage Ratio	**5.0%**	**4.9%**

Capital ratios

The CET1 ratio rose to 15.2% due to the inclusion of €0.9 billion of the quarterly net profit after dividend reserving, coupled with lower RWA.

The increase of both the Tier 1 and the Total Capital ratios mirrors trends in the CET1 ratio.

The leverage ratio increased to 5.0% due to a decline in total assets, combined with an increase in Tier 1 capital.

Risk-weighted assets (RWA)

The decrease in total RWA mainly reflects lower credit RWA.

ING Group: Composition of RWA		
in € billion	30 Sep. 2023	30 June 2023
Credit RWA	270.8	272.6
Operational RWA	35.0	35.0
Market RWA	15.0	15.3
Total RWA	**320.8**	**322.9**

Excluding a €0.4 billion FX impact, credit RWA decreased by €2.2 billion, mainly due to a better profile of the loan book (€-1.1 billion) and a further decrease of our Russia-related exposure (€-1.0 billion).

Operational RWA remained flat. Market RWA decreased by €0.4 billion, mainly due to a reduction in trading book positions.

Distribution

ING has reserved €1,052 million of the 3Q2023 net profit for distribution. Resilient net profit in 3Q2023 (which is defined as net profit adjusted for significant items not linked to the normal course of business) was €2,103 million. This includes a positive adjustment to the reported net result of €121 million, related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Türkiye.

In line with our distribution policy, an interim dividend over 1H2023 of €0.35 per share was paid on 14 August 2023 (representing approximately 1/3 of the 1H2023 resilient net profit).

The additional distribution of €1.5 billion, as announced on 11 May 2023, was completed. A total of 121.3 million ordinary shares had been repurchased by 13 October 2023.

ING announced today the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Groep, for a maximum total amount of €2.5 billion or a maximum of 300 million shares. The buyback programme will have an impact of roughly 78 basis points on our CET1 ratio.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.98%. This requirement has increased compared with 2Q2023 (10.93%) due to the phase-in of various countercyclical buffers.

ING's fully loaded CET1 requirement stood at 10.83% in 3Q2023, which is lower than the prevailing CET1 ratio requirement as a result of a 0.50% lower O-SII (Other Systemically Important Institutions) buffer requirement effective as of 31 May 2024. This is partly offset by various countercyclical buffers becoming effective over the coming quarters.

The increase in the fully loaded CET1 requirement to 10.83% (2Q2023: 10.70%) reflects the re-activation of the countercyclical buffer in Belgium to 1% from 4Q2024 which will be phased in over the coming quarters.

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

The intermediate MREL requirements are 27.79% of RWA and 5.97% of leverage exposure. The MREL surplus based on RWA of €17.1 billion mirrors trends in the Total capital ratio and was furthermore impacted by the issuance of HoldCo instruments ($3.0 billion). The MREL surplus based on leverage ratio (LR) mirrors trends in the leverage ratio.

ING Press Release 3Q2023 7

Capital, Liquidity and Funding

ING Group: MREL requirement		
in € million	30 Sep. 2023	30 June 2023
MREL capacity	106,249	102,214
MREL (as a percentage of RWA)	33.1%	31.7%
MREL (as a percentage of leverage exposure)	9.5%	9.0%
MREL surplus (shortage) based on LR	**39,293**	**34,669**
MREL surplus (shortage) based on RWA	**17,108**	**12,642**

The prevailing TLAC requirements are 23.50% of RWA and 6.75% of LR. The development in TLAC ratios mirrors trends in MREL.

ING Group: TLAC requirement		
in € million	30 Sep. 2023	30 June 2023
TLAC capacity	106,249	102,214
TLAC (as a percentage of RWA)	33.1%	31.7%
TLAC (as a percentage of leverage exposure)	9.5%	9.0%
TLAC surplus (shortage) based on LR	**30,545**	**25,844**
TLAC surplus (shortage) based on RWA	**30,870**	**26,495**

Liquidity and funding

In 3Q2023, the 12-month moving average Liquidity Coverage Ratio (LCR) rose three percentage points to 140%.

LCR 12-month moving average		
in € billion	30 Sep. 2023	30 June 2023
Level 1	185.0	181.4
Level 2A	3.6	4.3
Level 2B	4.5	4.4
Total HQLA	**193.1**	**190.2**
Outflow	**242.2**	**243.6**
Inflow	**104.1**	**104.3**
LCR	**140%**	**137%**

In 3Q2023 the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%.

The funding mix remained largely stable in 3Q2023.

ING Group: Loan-to-deposit ratio and funding mix		
in %	30 Sep. 2023	30 June 2023
Loan-to-deposit ratio	0.95	0.94
Funding mix		
Customer deposits (private individuals)	50%	50%
Customer deposits (other)	23%	22%
Lending / repurchase agreements	9%	9%
Interbank	2%	3%
CD/CP	6%	5%
Long-term senior debt	9%	9%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €1.5 billion versus 2Q2023. The increase was mainly caused by the issuance of a $3.0 billion (~€2.8 billion in euro equivalent) triple tranche Holdco Senior and an RMBS issued by ING Australia (~€1.2 billion in euro equivalent). This was partly offset by maturities amounting to €3.0 billion. A €0.85 billion Green RMBS and a €1.75 billion dual tranche Opco Senior were issued in September but only settled in October; therefore, they do not yet show up in the long-term debt maturity ladder for 3Q2023.

Long-term debt maturity ladder per currency, 30 September 2023								
in € billion	Total	23	24	25	26	27	28	>'28
EUR	66	1	1	7	7	7	8	35
USD	21	2	1	0	4	5	3	6
Other	10	1	1	1	2	0	1	4
Total	**97**	**4**	**3**	**8**	**13**	**12**	**12**	**44**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 1 November 2023			
	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 3Q2023

8

Risk Management

ING Group: Total credit outstandings[1]

	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	30 Sep. 2023	30 June 2023	30 Sep. 2023	30 June 2023	30 Sep. 2023	30 June 2023	30 Sep. 2023	30 June 2023	30 Sep. 2023	30 June 2023
Residential mortgages	330,024	329,046	11,534	11,509	3.5%	3.5%	3,060	2,959	0.9%	0.9%
of which Netherlands	114,454	113,877	2,303	2,253	2.0%	2.0%	513	507	0.4%	0.4%
of which Belgium	43,632	43,634	5,327	5,594	12.2%	12.8%	1,280	1,286	2.9%	2.9%
of which Germany	92,377	91,914	1,932	1,915	2.1%	2.1%	447	415	0.5%	0.5%
of which Rest of the world	79,560	79,621	1,972	1,748	2.5%	2.2%	820	751	1.0%	0.9%
Consumer lending	24,116	23,816	2,029	1,948	8.4%	8.2%	1,097	1,077	4.5%	4.5%
Business lending	102,581	105,285	14,381	14,244	14.0%	13.5%	3,143	3,126	3.1%	3.0%
of which business lending Netherlands	37,453	37,795	5,731	5,563	15.3%	14.7%	857	783	2.3%	2.1%
of which business lending Belgium	46,170	47,949	4,405	4,445	9.5%	9.3%	1,510	1,594	3.3%	3.3%
Other retail banking	85,802	92,083	553	575	0.6%	0.6%	214	209	0.2%	0.2%
Retail Banking	**542,523**	**550,229**	**28,497**	**28,277**	**5.3%**	**5.1%**	**7,514**	**7,371**	**1.4%**	**1.3%**
Lending	169,457	167,766	20,124	21,672	11.9%	12.9%	3,899	3,183	2.3%	1.9%
Daily Banking & Trade Finance	60,347	56,792	5,349	5,502	8.9%	9.7%	489	471	0.8%	0.8%
Financial Markets	9,236	4,703	796	429	8.6%	9.1%			0.0%	0.0%
Treasury & Other	32,589	30,207	402	322	1.2%	1.1%	60	65	0.2%	0.2%
Wholesale Banking	**271,630**	**259,468**	**26,672**	**27,926**	**9.8%**	**10.8%**	**4,448**	**3,718**	**1.6%**	**1.4%**
Total loan book	**814,152**	**809,697**	**55,169**	**56,202**	**6.8%**	**6.9%**	**11,962**	**11,089**	**1.5%**	**1.4%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Credit risk management

Total credit outstandings increased in 3Q2023 due to higher exposures in Wholesale Banking across all main products. Stage 2 outstandings declined, mainly due to repayments and a few individual files moving to Stage 3, causing an increase of the Stage 3 credit outstandings.

The stock of provisions increased slightly due to higher Stage 3 provisions. The Stage 3 coverage ratio declined to 32.2% from 33.8% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	30 Sep. 2023	30 June 2023	Change
Stage 1 - 12-month ECL	612	588	24
Stage 2 - Lifetime ECL not credit impaired	1,459	1,541	-82
Stage 3 - Lifetime ECL credit impaired	3,849	3,745	104
Purchased originated credit impaired	15	10	5
Total	**5,935**	**5,884**	**52**

[1] At the end of September 2023, the stock of provisions included provisions for loans and advances to customers (€5,723 million), loans and advances to central banks (€5 million), loans and advances to banks (€25 million), financial assets at FVOCI (€17 million), securities at amortised cost (€27 million) and ECL provisions for off-balance-sheet exposures (€138 million) recognised as liabilities.

Market risk

The average Value-at-Risk (VaR) for the trading portfolio increased to €18 million from €15 million in 2Q2023.

ING Group: Consolidated VaR trading books

in € million	Average	Quarter-end
Foreign exchange	2	1
Equities	3	3
Interest rate	16	19
Credit spread	5	6
Diversification	-7	-6
Total VaR	**18**	**23**

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

ING Press Release 3Q2023

9

Segment Reporting: Retail Banking

Retail Banking Market Leaders: Consolidated profit or loss account						
	Retail Banking Netherlands			Retail Banking Belgium		
In € million	3Q2023	3Q2022	2Q2023	3Q2023	3Q2022	2Q2023
Profit or loss						
Net interest income - excl. net TLTRO impact	746	694	807	543	431	516
Net interest income - net TLTRO impact	0	51	0	0	14	0
Net fee and commission income	246	235	235	133	118	125
Investment income	3	2	0	4	0	-1
Other income	286	59	183	15	-227	48
Total income	**1,281**	**1,041**	**1,226**	**695**	**335**	**689**
Expenses excl. regulatory costs	489	531	466	437	365	396
Regulatory costs	27	28	21	0	-1	3
Operating expenses	**516**	**559**	**487**	**437**	**364**	**399**
Gross result	**765**	**482**	**739**	**257**	**-29**	**290**
Addition to loan loss provisions	-1	45	-14	50	93	13
Result before tax	**766**	**437**	**753**	**208**	**-122**	**277**
Profitability and efficiency						
Net core lending growth (in € billion)	0.7	0.6	0.7	-1.4	-1.1	0.3
Net core deposits growth (in € billion)	-1.1	0.6	1.7	-2.3	-0.4	0.3
Cost/income ratio	40.3%	53.7%	39.7%	63.0%	108.6%	57.9%
Risk costs in bps of average customer lending	0	12	-4	21	41	6
Return on equity based on 12.5% CET1[1]	35.7%	20.5%	35.2%	14.5%	-8.6%	19.4%
Risk-weighted assets (end of period, in € billion)	51.1	51.6	50.8	33.7	35.2	33.6

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income rose year-on-year, driven by a strong increase in liability margins. Interest income from mortgages also rose, driven by higher volumes and margins. These increases were largely offset, however, by lower Treasury-related interest income (compensated in other income), reflecting activities to benefit from favourable market opportunities through money market and FX transactions. Sequentially, net interest income declined due to Treasury, as well as to lower interest income from liabilities, reflecting the increase of savings rates.

Fee income grew year-on-year, supported by higher fees for payment packages and new service fees. Sequentially, fee income also rose, partly reflecting seasonally higher customer travel-related fees. Other income increased on both comparable quarters, driven by much higher Treasury-related income (that was partly offset by lower net interest income).

Net core lending grew by €0.7 billion in 3Q2023, reflecting higher mortgage volumes, while business lending was stable. Net core deposits declined by €1.1 billion due to seasonality (as customer spend more during the summer holiday period), and a shift from deposits to assets under management (particularly in the private banking segment). This decrease was partly compensated by higher deposits from business clients.

Excluding regulatory costs and €75 million of incidental items in 3Q2022, expenses increased both year-on-year and sequentially, mainly due to higher staff and marketing expenses. The incidental costs in 3Q2022 had to do with a provision for the compensation to customers for certain Dutch consumer products.

Risk costs were €-1 million and included a release from management overlays in the business lending portfolio, while additions remained on a low level.

Retail Belgium (including Luxembourg)

Net interest income increased both year-on-year and sequentially, as higher income from liabilities more than compensated for the impact of lower margins on mortgages due to higher funding costs.

Fee income increased on both comparable quarters. Year-on-year, this was mainly attributable to higher fees on investment products. Sequentially, the growth in fee income was primarily driven by daily banking due to seasonality and lower commissions paid to agents. In 3Q2022, other income had included an impact of €-247 million to unwind a macro fair value hedge.

Net core lending decreased by €1.4 billion, as €0.5 billion of growth in mortgages was more than offset by a €1.9 billion decline in business lending. Net core deposits declined by €2.3 billion, mainly attributable to customers buying retail bonds issued by the Belgian government in September and a shift to assets under management.

Expenses were higher as the third quarter of 2023 included €46 million of incidental cost items related to restructuring and a further optimisation of the branch network, while 2Q2023 had €10 million of restructuring costs. Expenses excluding regulatory costs and the aforementioned incidental items increased on both comparable quarters, mainly due to the impact of automatic salary indexation.

Risk costs were €50 million, including an increase in Stage 3 provisions for a small number of business lending clients and higher collective provisions on mortgages, reflecting a decline in house prices.

ING Press Release 3Q2023

10

Segment Reporting: Retail Banking

Retail Banking Challengers & Growth Markets: Consolidated profit or loss account	Retail Banking Germany			Retail Banking Other		
In € million	3Q2023	3Q2022	2Q2023	3Q2023	3Q2022	2Q2023
Profit or loss						
Net interest income - excl. net TLTRO impact	753	421	736	895	432	853
Net interest income - net TLTRO impact	0	16	0	0	0	0
Net fee and commission income	93	99	83	136	131	125
Investment income	1	-1	0	-1	0	2
Other income	-7	-19	-29	53	205	82
Total income	**839**	**516**	**790**	**1,082**	**769**	**1,061**
Expenses excl. regulatory costs	284	256	270	528	540	528
Regulatory costs	18	-4	12	49	62	45
Operating expenses	**303**	**253**	**282**	**577**	**602**	**573**
Gross result	**537**	**263**	**508**	**505**	**167**	**488**
Addition to loan loss provisions	46	43	16	72	94	99
Result before tax	**491**	**220**	**493**	**433**	**73**	**389**
Profitability and efficiency						
Net core lending growth (in € billion)	0.7	1.7	0.4	0.5	-0.3	1.9
Net core deposits growth (in € billion)	-5.7	4.4	16.3	4.5	2.2	0.8
Cost/income ratio	36.0%	49.0%	35.7%	53.3%	78.3%	54.0%
Risk costs in bps of average customer lending	18	17	6	27	34	37
Return on equity based on 12.5% CET1[1]	36.3%	19.6%	38.3%	23.4%	1.9%	23.4%
Risk-weighted assets (end of period, in € billion)	27.1	29.7	29.0	43.6	41.0	43.8

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany

Net interest income rose strongly year-on-year. This was supported by higher liability volumes at significantly improved margins and by an increase in interest income from mortgages. Sequentially, the pace of growth in net interest income diminished due to increased client rates. Fee income declined compared with 3Q2022, mainly due to a lower number of brokerage trades in investment products. Sequentially, fee income increased, primarily driven by higher fees from mortgage brokerage. Other income increased from both comparable quarters, reflecting higher Treasury-related income.

Net core lending growth in 3Q2023 was €0.7 billion and largely driven by mortgages. After an exceptional increase of €16.3 billion in the previous quarter, net core deposits declined by €5.7 billion. This reflected intensified competition and a shift to assets under management.

Expenses excluding regulatory costs increased year-on-year, predominantly due to higher staff expenses related to annual salary increases and investments in business growth. Sequentially, expenses excluding regulatory costs rose, mainly attributable to investments in business growth and seasonality in marketing expenses. Regulatory costs in 3Q2022 had included an adjustment to the deposit guarantee contributions.

Risk costs were €46 million and primarily related to consumer lending and mortgages.

Retail Other

Net interest income year-on-year was supported by higher margins on liabilities, most notably in Spain and Poland. This more than compensated for negative currency impacts and tighter lending margins. Net interest income in 3Q2022 had included €-343 million for the Polish mortgage moratorium. Sequentially, margins on liabilities increased, while margins on lending declined.

Fee income rose compared with both prior periods, mainly driven by higher fees in daily banking; sequentially, fees from investment products also increased. Other income decreased on both comparable quarters due to lower Treasury-related results, while 3Q2022 had included €100 million of income from the transfer of our investment business in France and €38 million of proceeds from the sale of a non-performing loan portfolio in Spain.

Net core lending increased by €0.5 billion in 3Q2023, mainly due to higher mortgage volumes in Spain, Poland and Australia. Net core deposits growth was €4.5 billion, largely driven by net inflows in Poland and Australia.

Expenses in 3Q2023 included a €14 million release from a legal provision compared with an addition of €21 million in 3Q2022, while in 2Q2023 a restructuring provision of €12 million was recorded. Expenses – excluding regulatory costs and the aforementioned provisions – rose on both comparable quarters. This was mainly due to inflationary pressure on staff expenses, which year-on-year was partly offset by cost savings following the discontinuation of our retail activities in France and the Philippines, and FX impacts in Türkiye.

Risk costs were €72 million with net additions mainly in Poland and Spain.

ING Press Release 3Q2023

11

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
		Total Wholesale Banking	
In € million	3Q2023	3Q2022	2Q2023
Profit or loss			
Lending	804	819	809
Daily Banking & Trade Finance	527	437	561
Financial Markets	375	282	359
Treasury & Other	119	19	117
Total income	**1,825**	**1,556**	**1,846**
Expenses excl. regulatory costs	759	708	759
Regulatory costs	14	10	11
Operating expenses	**773**	**718**	**770**
Gross result	**1,052**	**838**	**1,076**
Addition to loan loss provisions	15	128	-15
Result before tax	**1,037**	**710**	**1,091**
Profitability and efficiency			
Net core lending growth (in € billion)	-2.8	3.8	-0.6
Net core deposits growth (in € billion)	-2.4	3.6	-1.7
Cost/income ratio	42.4%	46.1%	41.7%
Income over average risk-weighted assets (in bps)[1]	487	374	482
Risk costs in bps of average customer lending	3	27	-3
Return on equity based on 12.5% CET1[2]	16.7%	10.1%	18.1%
Risk-weighted assets (end of period, in € billion)	150.2	166.3	149.9

[1] Total income divided by average RWA (annualised).
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Wholesale Banking recorded another strong quarter with a result before tax of €1,037 million, up 46% on 3Q2022. Combined with disciplined capital management, this led to a return on equity of 16.7% and an improvement in income over average risk-weighted assets. Expense development was flat compared with the previous quarter, while the growth in expenses year-on-year reflects the impact of collective labour agreements and inflationary pressure, as well as investments to support business growth.

Risk costs were again low as additions for a few individual clients were largely offset by a €44 million release for our Russia-related portfolio.

Net core lending growth was €-2.8 billion, reflecting subdued demand, our focus on further optimising our capital usage and a continued reduction of our Russia-related exposure.

Lending income held up well. Net interest income increased on both comparable periods, supported by higher average asset volumes. Fee income rose year-on-year as 3Q2023 included one large deal, but could not match the level from 2Q2023 when a number of sizeable deals was recorded. Other income declined as 3Q2022 had included a €20 million positive fair value adjustment.

Income from Daily Banking & Trade Finance increased strongly year-on-year, driven by higher Payments & Cash Management (PCM) income, which benefited from higher interest rates. This was partly offset by lower income from Trade & Commodity Finance due to lower commodity prices and volumes. Sequentially, the lower income mainly reflected slightly lower volumes for both PCM and Working Capital Solutions. This contributed to a net core deposits growth of €-2.4 billion for the quarter.

Income from Financial Markets increased significantly year-on-year, as ongoing volatility driven by interest rate hikes led to positive valuation adjustments and higher trading results. The third quarter of 2023 also included a €61 million gain from the release of reserves. Compared with 2Q2023, total income was supported by this reserve release and by solid trading results as markets stabilised quarter-on-quarter. This was partly offset by seasonally lower Global Capital Markets income.

Third-quarter 2023 income from Treasury & Other rose strongly year-on-year, mainly because of a change in the impacts of revaluations and hedge ineffectiveness in Treasury, coupled with positive fair value adjustments in Corporate Investments. In addition, 3Q2022 had included a €-41 million hedge accounting impact in Belgium that was partly offset by a €25 million TLTRO III benefit. Sequentially, income rose slightly, mainly due to the positive fair value adjustments in Corporate Investments. This more than compensated for lower Corporate Finance fees.

ING Press Release 3Q2023

12

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account									
	Total Corporate Line			Corporate Line excl. IAS 29 impact			IAS 29 impact[1]		
In € million	3Q2023	3Q2022	2Q2023	3Q2023	3Q2022	2Q2023	3Q2023	3Q2022	2Q2023
Profit or loss									
Net interest income - excl. net TLTRO impact	103	184	134	88	173	131	15	11	2
Net interest income - net TLTRO impact	0	-35	0	0	-35	0	0	0	0
Net fee and commission income	7	-1	-3	4	-2	-3	3	1	0
Investment income	98	111	2	98	111	2	0	0	0
Other income	-88	-63	14	18	-21	23	-106	-43	-9
Total income	**120**	**195**	**147**	**208**	**226**	**153**	**-88**	**-31**	**-6**
Expenses excl. regulatory costs	186	133	115	160	122	109	26	10	6
Regulatory costs	1	1	-1	1	1	-1	0	0	0
Operating expenses	**187**	**133**	**114**	**161**	**123**	**108**	**26**	**10**	**6**
Gross result	**-67**	**62**	**32**	**47**	**103**	**45**	**-114**	**-41**	**-12**
Addition to loan loss provisions	3	1	0	0	0	0	3	1	0
Result before tax	**-70**	**62**	**32**	**47**	**103**	**45**	**-117**	**-42**	**-13**
of which:									
Income on capital surplus	35	-11	42	35	-11	42	0	0	0
Foreign currency ratio hedging	102	189	113	102	189	113	0	0	0
Other Group Treasury	-22	-55	-8	-22	-55	-8	0	0	0
Group Treasury	115	123	147	115	123	147	0	0	0
Asian stakes	120	114	22	120	114	22	0	0	0
Other Corporate Line	-305	-175	-136	-188	-134	-124	-117	-42	-13
Result before tax	**-70**	**62**	**32**	**47**	**103**	**45**	**-117**	**-42**	**-13**
Taxation							4	11	1
Net result							**-121**	**-53**	**-14**

[1] Hyperinflation accounting (IAS 29) has become applicable for ING's subsidiary in Türkiye since 2Q2022 with retrospective application from 1 January 2022.

Total income in 3Q2023 included an €-88 million IAS 29 impact, reflecting the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye. The impact on income was higher than in both comparable quarters, reflecting a higher level of inflation in Türkiye. Excluding this IAS 29 impact, total income decreased by €18 million year-on-year. This was mostly due to lower results from foreign currency ratio hedging (reflecting lower interest differentials, as EUR interest rates increased more than the interest rates of other currencies), partly offset by higher capital charges received from ING entities. Compared with 2Q2023, total income excluding IAS 29 impacts increased by €55 million, mainly reflecting the annual dividend from our stake in the Bank of Beijing recorded in 3Q2023 (€98 million).

The third quarter of 2023 included €76 million of incidental cost items, consisting of €26 million of hyperinflation accounting impacts on expenses in Türkiye (versus €10 million in 3Q2022 and €6 million in 2Q2023) and €51 million that we have provisioned. Expenses excluding incidental items decreased by €12 million year-on-year. This was mainly due to one-off restructuring and insurance expenses that had been recorded in 3Q2022. Sequentially, excluding incidental items, expenses were relatively stable.

ING Press Release 3Q2023

13

Share information	3Q2023	2Q2023	1Q2023	4Q2022	3Q2022
Shares (in millions, end of period)					
Total number of shares	3,619.5	3,619.5	3,619.5	3,726.5	3,767.3
- Treasury shares	116.9	12.5	1.0	107.4	41.7
- Shares outstanding	3,502.6	3,607.0	3,618.5	3,619.1	3,725.6
Average number of shares	3,557.9	3,615.2	3,619.1	3,683.7	3,728.5
Share price (in euros)					
End of period	12.55	12.34	10.93	11.39	8.86
High	13.45	12.34	13.49	11.66	9.94
Low	12.22	10.81	10.38	8.80	8.50
Net result per share (in euros)	0.56	0.60	0.44	0.30	0.26
Shareholders' equity per share (end of period in euros)	14.77	14.07	14.28	13.79	13.77
Dividend per share (in euros)	-	0.35	-	0.39	-
Price/earnings ratio[1)]	6.6	7.7	8.3	11.6	9.5
Price/book ratio	0.85	0.88	0.77	0.83	0.64

[1)] Four-quarter rolling average.

Financial calendar	
Publication results 4Q2023	Thursday 1 February 2024
Publication 2023 ING Group Annual Report	Thursday 7 March 2024
2023 Annual General Meeting	Monday 22 April 2024
Ex-date for final dividend 2023 (Euronext Amsterdam)[1)]	Wednesday 24 April 2024
Record date for final dividend 2023 entitlement (Euronext Amsterdam)[1)]	Thursday 25 April 2024
Record date for final dividend 2023 entitlement (NYSE)[1)]	Thursday 25 April 2024
Publication results 1Q2024	Thursday 2 May 2024
Payment date for final dividend 2023 (Euronext Amsterdam)[1)]	Friday 3 May 2024
Payment date for final dividend 2023 (NYSE)[1)]	Friday 10 May 2024

[1)] Only if any dividend is paid

All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was reconfirmed 'AA' in July 2023 for the fourth year. As of August 2022, Sustainalytics considers ING's management of ESG material risk to be 'strong', and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Further information

All publications related to ING's 3Q2023 results can be found at www.ing.com/3q2023, including a video with CEO Steven van Rijswijk. The 'ING ON AIR' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:

- ING Group Results presentation
- ING Group Credit Update presentation
- ING Group Historical Trend Data

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news X feed. Photos and videos of ING operations, buildings and its executives are available for download at Flickr.

ING Press Release 3Q2023 14

ING Press Release 3Q2023 15 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual eﬀects of the Covid - 19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING’s ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG - related matters, including data gathering and reporting (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.